Ur-Energy Inc.
(a Development Stage Company)

Consolidated Financial Statements
December 31, 2007 and 2006
(expressed in Canadian dollars)

Note to Reader:

Ur-Energy Inc. filed its Audited Consolidated Financial Statements for the years ended December 31, 2007 and December 31, 2006 (the "Financial Statements") on March 28, 2008. A typographical error occurred in the audit opinion letter and the letter did not include references to "the cumulative period from March 22, 2004 to December 31, 2007". The audit opinion letter has been changed to include this reference in the Financial Statements being filed today, June 11, 2008. No other changes have been made to the Financial Statements or to the audit opinion letter as originally filed on March 28, 2008.

PricewaterhouseCoopers LLP Chartered Accountants 99 Bank Street, Suite 800 Ottawa, Ontario Canada K1P 1E4 Telephone +1 613 237 3702 Facsimile +1 613 237 3963

March 28, 2008

Auditors’ report
To the Shareholders of
Ur-Energy Inc.

We have audited the consolidated balance sheets of Ur-Energy Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended and for the cumulative period from March 22, 2004 to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended and the cumulative period from March 22, 2004 to December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Ur-Energy Inc.
(A Development Stage Company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31,	December 31,
	2007	2006
	$	$
Assets

Current assets
Cash and cash equivalents	26,312,757	28,727,824
Short-term investments	49,999,021	–
Amounts receivable	913,374	80,376
Prepaid expenses	61,488	148,243

	77,286,640	28,956,443

Bonding and other deposits (note 3)	1,508,576	166,151
Capital assets (note 4)	903,734	152,316
Mineral exploration properties (note 5)	31,232,372	30,652,405
Deferred exploration expenditures (note 5)	26,419,453	13,552,397

	60,064,135	44,523,269

	137,350,775	73,479,712

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	1,432,624	636,249
Current portion of New Frontiers obligation	–	5,831,900

	1,432,624	6,468,149
New Frontiers obligation (note 7)	–	8,881,595
Asset retirement obligation (note 8)	181,672	–
Future income tax liability (note 9)	1,167,000	2,188,000

	2,781,296	17,537,744
Shareholders’ equity
Capital stock (note 6)	139,447,034	59,236,406
Warrants (note 6)	–	45,604
Contributed surplus (note 6)	8,202,595	2,678,341
Deficit	(13,080,150)	(6,018,383)

	134,569,479	55,941,968

	137,350,775	73,479,712

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

(signed) Jeffrey Klenda	Director	(signed) Paul Macdonnel	Director

Ur-Energy Inc.
(A Development Stage Company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars)

			Cumulative
			from March
	Year ended	Year ended	22, 2004 to
	December 31,	December 31,	December 31,
	2007	2006	2007
	$	$	$

Expenses
Management fees	–	323,500	589,107
Promotion	1,008,413	584,931	2,284,390
Regulatory authority and transfer agent fees	92,309	96,699	216,337
Professional fees	833,180	923,875	2,036,750
General and administration expense	6,602,391	3,576,829	11,088,022
General exploration expense	975,097	433,206	1,554,784
Write-off of mineral property and deferred exploration
expenditures (note 5)	2,015,286	53,212	2,122,748
Amortization of capital assets	76,069	34,857	110,926

	(11,602,745)	(6,027,109)	(20,003,064)

Interest income	2,816,398	629,724	3,583,994
Foreign exchange loss	(806,420)	(177,141)	(88,080)

	2,009,978	452,583	3,495,914

Loss before income taxes	(9,592,767)	(5,574,526)	(16,507,150)

Recovery of future income taxes (note 9)	2,531,000	514,000	3,427,000

Net loss and comprehensive loss for the period	(7,061,767)	(5,060,526)	(13,080,150)

Deficit – Beginning of period	(6,018,383)	(957,857)	–

Deficit – End of period	(13,080,150)	(6,018,383)	(13,080,150)

Loss per common share:
Basic and diluted	(0.08)	(0.09)

Weighted average number of common shares outstanding:
Basic and diluted	85,564,480	59,463,626

The accompanying notes are an integral part of these consolidated financial statements.

Ur-Energy Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

			Cumulative
			from March 22,
	Year ended	Year ended	2004 to
	December 31,	December 31,	December 31,
	2007	2006	2007
	$	$	$
Cash provided by (used in)

Operating activities
Net loss for the period	(7,061,767)	(5,060,526)	(13,080,150)
Items not affecting cash:
Stock based compensation	3,682,041	2,648,533	6,765,551
Amortization of capital assets	76,069	34,857	110,926
Write-off of mineral property and deferred
exploration expenditures	2,015,286	53,212	2,122,748
Foreign exchange gain	(1,176,340)	(178,749)	(2,297,981)
Recovery of future income taxes	(2,531,000)	(514,000)	(3,427,000)
Change in non-cash working capital items:
Amounts payable and accrues liabilities	(838,805)	70,706	(919,181)
Prepaid expenses	86,757	(49,543)	(61,488)
Accounts payable and accrued liabilities	(2,145)	7,837	234,269

	(5,749,904)	(2,987,673)	(10,552,306)

Investing activities
Mineral exploration property costs	(1,400,202)	(787,529)	(9,586,050)
Deferred exploration expenditures	(10,016,408)	(5,115,343)	(19,456,372)
Purchase of short-term investments	(49,999,021)	(3,000,000)	(62,829,021)
Sale of short-term investments	–	12,840,000	12,840,000
Increase in bonding and other deposits	(1,342,425)	(46,053)	(1,508,576)
Purchase of capital assets	(784,895)	(187,173)	(972,068)

	(63,542,951)	3,703,902	(81,512,087)

Financing activities
Issuance of common shares and warrants for cash	77,744,735	20,351,499	119,918,053
Share issue costs	(246,119)	(288,800)	(2,453,711)
Proceeds from exercise of warrants, compensation
options and stock options	1,334,547	12,733,749	18,477,931
Payment of New Frontiers obligation	(11,955,375)	(5,609,750)	(17,565,125)

	66,877,788	27,186,698	118,377,148

Net change in cash and cash equivalents	(2,415,067)	27,902,927	26,312,757

Cash and cash equivalents – Beginning of period	28,727,824	824,897	–

Cash and cash equivalents – End of period	26,312,757	28,727,824	26,312,757

The accompanying notes are an integral part of these consolidated financial statements.

Ur-Energy Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

1	Nature of operations

Ur-Energy Inc. (the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these reserves and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2	Significant accounting policies

Significant accounting policies

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario. The Company continued under the Canada Business Corporation Act on August 7, 2006. These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include all of the assets, liabilities an expenses of the Company and its wholly - owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, The Bootheel Project, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include investments which have a term to maturity at the time of purchase of ninety days or less and which are readily convertible into cash. Cash equivalents are classified as held-to-maturity. Interest income is recorded using the effective interest rate method and is included in income for the period. As at December 31, 2007 cash equivalents are invested in guaranteed investment certificates, certificates of deposit and money market accounts.

Short-term investments

Short-term investments include investments which have a term to maturity at the time of purchase in excess of ninety days. These investments are readily convertible into cash. Short-term investments are classified as held-to-maturity. Interest income is recorded using the effective interest rate method and is included in income for the period. As at December 31, 2007, short-term investments are comprised of bankers' acceptances and have maturity dates ranging from January 2, 2008 to February 1, 2008 and have effective annual interest rates ranging from 4.51% to 4.52%.

Ur-Energy Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

Bonding deposits

Bonding deposits are provided to support reclamation bonds on United States properties. Deposit amounts are invested in certificates of deposit held at United States financial institutions. Bonding deposits are classified as held-to-maturity. Interest income is recorded using the effective interest rate method and is included in income for the period.

Capital assets

Capital assets are initially recorded at cost and are then amortized using the declining balance method at the following annual rates: computers at 30%, software at 50%, office furniture at 20%, field vehicles at 30% and field equipment at 30%.

Mineral exploration properties and deferred exploration expenditures

Acquisition costs of mineral exploration properties together with direct exploration and development expenditures are capitalized. The interest cost of debt directly attributable to the financing of mineral property acquisitions is capitalized during the exploration and development period. When production is attained, these costs will be amortized. If properties are abandoned or sold, they are written off. If properties are considered to be impaired in value, the costs of the properties and related deferred expenditures are written down to their estimated fair value at that time. Expenditures of a general reconnaissance nature are expensed to general exploration in the statement of operations and deficit.

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. Accretion charges to the asset retirement obligation are capitalized to the related exploration or development project.

Stock-based compensation

All stock-based payments made to employees and non-employees are accounted for in the financial statements. Compensation cost is measured at the grant date based on the fair value of the reward and compensation expense is recognized over the related service period. Compensation cost recorded related to contractor shares and stock options is charged to expense or is capitalized to deferred exploration expenditures when related to direct exploration activities.

Flow-through shares

The Company has financed a portion of its Canadian exploration and development activities through the issuance of flow-through shares. Under the terms of the flow - through share agreements, the tax benefits of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers. Recognition of the foregone tax benefit is recorded at the time of the renouncement provided there is reasonable assurance that the expenditures will be incurred.

Ur-Energy Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Expenses are translated at exchange rates in effect at the date the transaction is entered into. Translation gains or losses are included in the determination of income or loss in the statement of operations in the period in which they arise.

Income taxes

The Company accounts for income taxes under the asset and liability method which requires the recognition of future income tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. The Company provides a valuation allowance on net future tax assets unless it is more likely than not that such assets will be realized.

Loss per common share

Basic loss per common share is calculated based upon the weighted average number of common shares outstanding during the period. The diluted loss per common share, which is calculated using the treasury stock method, is equal to the basic loss per common share due to the anti-dilutive effect of stock options and share purchase warrants outstanding.

Financial instruments

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530 "Comprehensive Income", CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement", CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", and CICA Handbook Section 3865, "Hedges". These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, hedge accounting and reporting and displaying comprehensive income. The initial adoption of these standards did not have a significant impact on these financial statements.

These sections describe the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, including derivatives, must be measured at their fair value, except for those classified as held-to-maturity, and loans and receivables. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes or are derivatives, and if not they are measured at their amortized value.

Future accounting pronouncements

The CICA has issued new accounting pronouncements for disclosure and presentation of financial instruments, Section 3862 “Financial Instruments – Disclosure" and Section 3863 "Financial Instruments – Presentation", which are effective for fiscal years beginning on or after October 1, 2007. These new standards require disclosures of both qualitative and quantitative information that enables financial statement users to evaluate the nature and extent of risks arising from financial instruments to which the Company is exposed.

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

Section 1535 "Capital Disclosures" has been issued by the CICA and applies to fiscal years beginning on or after October 1, 2007. This section requires disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.

Section 1400, “General Standards on Financial Statement Presentation,” has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008.

The CICA has also issued Section 3064, “Goodwill and Intangible Assets,” which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

Management is currently evaluating the impact these new standards will have on the Company’s financial statements.

3	Bonding and other deposits

Bonding and other deposits include $1,397,607 (December 31, 2006 – $107,532) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Once the reclamation is complete, the bonding deposits will be returned to the Company. As at December 31, 2007, bonding and other deposits also include $110,967 (US $113,000) on deposit with trade vendors.

4	Capital assets

	December 31, 2007			December 31, 2006
		Accumulated			Accumulated
	Cost	amortization	Net Value	Cost	amortization	Net Value
	$	$	$	$	$	$

Computers	135,865	28,988	106,877	31,347	5,544	25,803
Software	95,870	18,535	77,335	531	175	356
Office furniture	124,217	21,456	102,761	36,806	6,346	30,460
Field vehicles	301,057	86,011	215,046	114,212	21,646	92,566
Field equipment	456,247	54,532	401,715	4,277	1,146	3,131

	1,113,256	209,522	903,734	187,173	34,857	152,316

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

5	Mineral exploration properties and deferred exploration expenditures

	Canada				USA		Total
						Other Wyoming,
				R-Seven &	Lost Creek/	South Dakota
	Thelon	Hornby Bay	Bugs	Rook I	Lost Soldier	& Arizona
	$	$	$	$	$	$	$

Mineral exploration properties:

Balance, December 31, 2005	225,351	33,149	–	–	23,615,291	3,101,272	26,975,063

Property acquisition costs	3,453	–	29,000	–	–	1,281,396	1,313,939
Property staking and claim costs	18,446	562	–	–	62,360	315,242	396,610
Interest capitalized	–	–	–	–	1,773,152	160,493	1,933,645
Triex Minerals Corp. option payment	–	(25,000)	–	–	–	–	(25,000)
Energy Metals property swap	–	–	–	–	–	91,980	91,980
Write-off of mineral property costs	(33,832)	–	–	–	–	–	(33,832)

Balance, December 31, 2006	213,508	8,711	29,000	–	25,450,803	4,950,383	30,652,405

Property acquisition costs	–	–	243,000	–	–	751,418	994,418
Property staking and claim costs	38,126	–	3,225	–	226,028	936,950	1,204,329
Interest capitalized	–	–	–	–	407,951	36,925	444,876
Reduction in capitalized interest	–	–	–	–	(1,848,815)	(167,341)	(2,016,156)
Target Exploration & Mining Corp.
shares	–	–	–	–	–	(47,500)	(47,500)

Balance, December 31, 2007	251,634	8,711	275,225	–	24,235,967	6,460,835	31,232,372

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

	Canada				USA		Total
						Other Wyoming,
				R-Seven &	Lost Creek/	South Dakota &
	Thelon	Hornby Bay	Bugs	Rook I	Lost Soldier	Arizona
	$	$	$	$	$	$	$

Deferred exploration
expenditures:

Balance, December 31, 2005	1,815,255	409,051	–	–	1,887,878	3,071,508	7,183,692

Geology	395,409	11,620	4,455	–	1,904,086	262,290	2,577,860
Geophysical	437,335	300	28,133	–	31,378	–	497,146
Geochemistry	406,827	12,737	–	–	–	–	419,564
Permitting and environmental	334,078	–	–	–	1,098,124	128	1,432,330
Engineering	–	–	–	–	347,813	–	347,813
Reclamation	–	–	–	–	20,640	–	20,640
Project consulting	–	–	–	–	10,108	–	10,108
Report preparation	–	–	–	–	25,480	–	25,480
Drilling	240	–	–	–	1,006,087	–	1,006,327
Assaying	300	–	–	–	34,954	–	35,254
Surveying	–	–	–	–	–	8,334	8,334
Data acquisition and related
costs	–	–	–	–	–	99,209	99,209
Energy Metals property swap	–	–	–	–	–	(91,980)	(91,980)
Write-off of deferred
exploration	(19,380)	–	–	–	–	–	(19,380)

Balance, December 31, 2006	3,370,064	433,708	32,588	–	6,366,548	3,349,489	13,552,397

Geology	291,092	–	227,097	20,037	3,983,270	456,247	4,977,743
Geophysical	33,569	–	4,391	145,799	257,315	27,911	468,985
Geochemistry	61,203	–	406,386	–	–	–	467,589
Permitting and environmental	155,213	–	2,450	–	1,931,225	9,147	2,098,035
Engineering	–	–	–	–	1,335,305	6,663	1,341,968
Reclamation	–	–	–	–	204,752	75	204,827
Drilling	4,058	–	–	1,849,450	2,641,785	573,320	5,068,613
Assaying	–	–	–	–	42,936	–	42,936
Surveying	–	–	–	–	1,855	–	1,855
Data acquisition and related
costs	–	–	–	–	1,464	6,722	8,186
Equipment depreciation	–	–	–	–	74,008	21,300	95,308
Land management costs	–	–	–	–	28,117	78,180	106,297
Write-off of deferred
exploration	–	–	–	(2,015,286)	–	–	(2,015,286)

Balance, December 31, 2007	3,915,199	433,708	672,912	–	16,868,580	4,529,054	26,419,453

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

Thelon

The Company's Thelon Basin projects include Screech Lake, Eyeberry and Gravel Hill and are located in the Northwest Territories, Canada.

Hornby Bay

The Company’s Hornby Bay projects in Nunavut, Canada included the Dismal Lake West and Mountain Lake claim groups

On July 31, 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to its Mountain Lake and Dismal Lake West properties. Pursuant to the option agreement, Triex made a $25,000 cash payment upon execution of the agreement and spent $200,000 on exploration of the properties by September 22, 2006. In order to exercise the option, and obtain a 100% interest, Triex was required to incur a further $500,000 in exploration spending by September 30, 2007. The Company received notice during October 2007 that the expenditure requirements had been met. The Company retains a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

Bugs

The Bugs property is located in the Kivalliq region of the Baker Lake Basin, Nunavut.

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada. The Company has earned a 100% interest in the property by issuing a total of 85,000 common shares to the vendor. Upon signing, 10,000 common shares were issued to obtain an initial 12% interest in the property. These common shares were valued at $29,000. On the first anniversary of the agreement, in September 2007, 25,000 common shares were issued for an additional 30% interest. These common shares were valued at $71,500. The final instalment of 50,000 common shares were issued in December 2007 to obtain the final 58% interest. These shares were valued at $171,500. The vendor retains a 2% net smelter royalty which is subject to a buyout of 1% for $1.0 million.

R-Seven and Rook I

During August 2007, the Company signed an agreement with Titan Uranium Incorporated ("Titan") that provides that the Company could earn up to an undivided 51% working interest in Titan's R-Seven and Rook I properties located in the Athabasca Basin, Saskatchewan by funding $9 million in exploration programs over a 4-year earn-in period. The option agreement called for annual expenditures of $2 million in each of the first three years with a further $3 million in year four. Vesting of a 25% working interest was to be at the Company’s election after the expenditure of $4 million in the second year of the agreement. Upon the expenditure of an additional $2 million in year three, the Company was to be eligible to vest a further 10% working interest. The remaining 16% working interest was to vest with the expenditure of $3 million in year four. Upon completion of the earn-in phase, the Company and Titan were to proceed as joint venture partners with the Company becoming project operator. As at December 31, 2007, the Company had completed payment of the first year expenditures of $2 million. Company management decided not to proceed with funding of any additional exploration on the Titan properties. As at December 31, 2007, the Company recorded a complete write-off of deferred exploration costs with respect to the projects.

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

United States - Wyoming & South Dakota

On February 3, 2005, the Company entered into a letter of intent with Dalco Inc. (the “Dalco LOI”). Under the terms of the Dalco LOI, the Company had an option to acquire certain unpatented claims and land records for the property located in Wyoming, USA together with exploration records, drill log files and related data (collectively the “Radon Springs Property”). The Company paid Dalco US$25,000 upon signing the Dalco LOI and the Company issued 25,000 common shares to Dalco in 2005 in order to acquire a 25% interest in the Radon Springs Property.

On July 20, 2005, the Company concluded a definitive agreement with Dalco (the “Dalco Agreement”). Under the terms of the Dalco Agreement, the Company increased its interest in the Radon Springs Property to 50% by providing an additional US $50,000 and 50,000 common shares during November 2005. During November 2006, the Company increased its interest to 75% by providing an additional US $100,000 and 100,000 common shares valued at $446,000. During September 2007, the Company exercised its right to acquire the remaining 25% interest, for a 100% total interest, by providing an additional US $150,000 and 150,000 common shares valued at $469,500. Dalco retains a production royalty of 3% on the total gross proceeds received by the Company on the sale of U3O8 (“Yellowcake”) extracted from uranium ores from the Radon Springs Property.

On June 30, 2005, the Company entered into definitive agreements with New Frontiers Uranium LLC, a Colorado limited liability company (the “New Frontiers LOI”) to acquire certain Wyoming properties (the “New Frontiers Agreements”). Under the terms of the New Frontiers Agreements, the Company acquired a 100% interest in NFU Wyoming LLC which holds the majority of the Company's Wyoming properties, including the Lost Creek and Lost Soldier projects, for total consideration of $24,515,832 (US $20,000,000) (see note 7). A royalty on future production of 1.67% is in place with respect to 20 Tony claims comprising a portion of the Lost Creek project claims.

On April 6, 2006, the Company announced it had entered into an agreement with Energy Metals Corporation (“Energy Metals”) to complete a land swap enabling the Company and Energy Metals to consolidate their respective land positions in specific project areas of Wyoming. The Company traded its Shamrock (also known as "Red Rim") and Chalk Hills projects to Energy Metals for their holdings in the Bootheel project area. Pursuant to the agreement, the Company received Energy Metals’ unpatented mining claims known as the "TD group" in Albany County, Wyoming. Energy Metals received the Company’s unpatented “F” mining claims located in the southern Great Divide Basin in Carbon and Sweetwater Counties, Wyoming along with the unpatented “Rita” mining claims located in the Shirley Basin in Carbon County, Wyoming. Under the terms of the agreement, Energy Metals and the Company have granted one another a 1/2% royalty on future production of uranium from the properties. The fair value of these properties is not reliably determinable; therefore, the accumulated historical costs of the Shamrock and Chalk Hills projects have been recorded as the accounting basis of the Bootheel property received. Historic property costs related to the Shamrock and Chalk Hills projects was $332,090 and deferred exploration costs with respect to the projects was $91,980.

On June 16, 2006, the Company entered into a data purchase agreement with Power Resources Inc. ("PRI") related to the Bootheel and Buck Point project areas. The Company paid a first instalment of $99,209 (US $90,000) related to the acquisition of this data. During May 2007, the Company made a second and final payment of $99,028 (US $90,000). The data includes drill hole logs, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from previous operators as well as historical feasibility reports. Under the terms of the agreement, the Company will provide PRI with a 1% royalty on future uranium and associated minerals produced from the property.

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

On June 19, 2006, the Company completed an acquisition of claim groups in the Great Divide Basin of Wyoming, consisting of certain unpatented mining claims in four claim blocks. The Company purchased the properties for an aggregate consideration of 250,000 common shares of the Company valued at $515,000. Additionally, on September 29, 2006, the Company acquired additional unpatented mining claims relating to one of these claim blocks for cash consideration of US $41,000. Under the terms of the agreements, the Company will provide the seller with a 2% royalty on future uranium production from the acquired properties and from a one-mile area of interest surrounding the properties.

During October 2006, the Company acquired certain State of South Dakota Mineral Leases in Harding County, northwest South Dakota for cash consideration of $158,431.

During June 2007, the Company entered into an Exploration, Development and Mine Operating Agreement with Target Exploration & Mining Corporation and its subsidiary ("Target"). Under the terms of the agreement, the Company, through its wholly-owned subsidiary, NFUR Bootheel, LLC, contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC. The projects cover an area of known uranium occurrences in Albany County, Wyoming in the Shirley Basin. The Bootheel and Buck Point properties contributed by the Company are comprised of certain mining claims and two state leases. The Company will make any data covering its Bootheel and Buckpoint properties, and certain other data, available to the venture with Target.

Target will contribute US $3 million in exploration expenditures and issue a total of 125,000 common shares of Target to the Company over a four year period in order to earn a 75% interest in the Bootheel Project, LLC. The initial 50,000 common shares of Target were received during August 2007. Minimum exploration expenditures of US $750,000 are required in each year during the four year earn-in period. Target is the operator of the Bootheel Project.

During June 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon"). Under the terms of the agreements, the Company, through its wholly-owned subsidiary, NFUR Hauber, LLC, contributed its Hauber property to Hauber Project LLC. The Hauber property is located in Crook County, Wyoming and consists of certain unpatented lode mining claims and one state uranium lease. Pursuant to the terms of the agreements, Trigon can earn a 50% ownership interest in Hauber Project LLC by contributing a total of US $1.5 million in exploration expenditures to the project over three years. Minimum exploration expenditures of US $350,000 are required in year one of the earn-in period with US $575,000 required in years two and three. Trigon will act as manager of the project. The agreements further provide that after Trigon has earned the 50% ownership interest, Trigon has the option to acquire an additional 1% ownership interest by making an additional payment of US $1.0 million for project exploration and expenditures. If Trigon does not exercise this option, the Company may do so for the same payment contribution.

6	Capital stock

Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

Issued

	Common
	Shares	Amount	Warrants	Amount
	$	$	$	$

Balance, December 31, 2005	47,204,040	22,243,625	13,090,560	2,431,702

Common shares issued for cash, net
of issue costs	9,204,727	20,062,699	–	–
Exercise of warrants	13,483,134	13,701,383	(13,483,134)	(2,546,458)
Expired warrants	–	–	(32,800)	(4,350)
Exercise of compensation options	1,337,904	1,975,223	588,250	164,710
Exercise of stock options	106,500	206,152	–	–
Common shares issued for
properties	360,000	990,000	–	–
Common shares issued for services	1,778,747	1,303,824	–	–
Tax effect of flow-through shares	–	(1,246,500)	–	–

Balance, December 31, 2006	73,475,052	59,236,406	162,876	45,604

Common shares issued for cash, net
of issue costs	17,431,000	77,503,307	–	–
Exercise of warrants	156,209	229,154	(156,209)	(43,737)
Expired warrants	–	–	(6,667)	(1,867)
Exercise of compensation options	110,346	212,139	–	–
Exercise of stock options	774,000	1,553,528	–	–
Common shares issued for
properties	225,000	712,500	–	–

Balance, December 31, 2007	92,171,607	139,447,034	–	–

No Class A preference shares have been issued.

Issuance subsequent to year end

On March 25, 2008, subsequent to year end, the Company completed a non-brokered private placement of 1,000,000 flow-through common shares at $2.75 per share raising gross proceeds of $2,750,000.

2007 issuances

On May 10, 2007, the Company completed a bought deal financing for the issuance of 17,431,000 common shares at a price of $4.75 per share for gross proceeds of $82,797,250. Total direct share issue costs, including the underwriters' commissions were $5,293,943.

During September 2007, the Company issued 25,000 common shares with respect to the option agreement to acquire the Bugs property. These common shares were valued at $71,500. During December 2007, the Company issued the final instalment of 50,000 common shares to complete its acquisition of a 100% interest in the Bugs property. These common shares were valued at $171,500.

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

In September 2007, the Company issued 150,000 common shares pursuant to the terms of the Dalco Agreement to complete its 100% earn-in with respect to the Company's Radon Springs Project in Wyoming. These common shares were valued at $469,500.

2006 issuances

On December 14, 2006, the Company completed a private placement of 500,000 flow-through common shares at a purchase price of $5.00 per share for gross proceeds of $2,500,000.

On August 30, 2006, the Company completed a bought deal financing for the issuance of a total of 8,522,727 common shares at a purchase price of $2.20 per common share for gross proceeds of $18,750,000.

On August 2, 2006, the Company completed a private placement of 182,000 flow-through common shares at a purchase price of $2.75 per share for gross proceeds of $500,500.

On June 19, 2006, the Company completed an acquisition of claim groups in the Great Divide Basin of Wyoming. The Company purchased the properties for an aggregate consideration of 250,000 common shares which were valued at $515,000.

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunuvat, Canada. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares to the vendor over a two year period. Upon signing, 10,000 common shares were issuable. These common shares were valued at $29,000.

In November 2006, the Company issued 100,000 common shares pursuant to the terms of the Dalco Agreement in connection with the Company's Radon Springs Project in Wyoming. These common shares were valued at $446,000.

A total of 1,778,747 common shares were issued for services to directors, officers and contractors of the Company.

Director, officer and contractor shares for service

The Company had approved the potential issuance of a total of 2,760,000 common shares to directors and officers of the Company and contractors to the Company to compensate for services provided to the Company under various service contracts. The Company issued a total of 1,478,747 common shares valued at $736,824 with respect to these service contracts during the year ended December 31, 2006. Of that total, $590,354 was charged to stock based compensation expense and $146,470 was capitalized as deferred exploration expenditures.

On May 24, 2006, the Company issued a total of 300,000 common shares for service to the President and Chief Executive Officer of the Company as a performance bonus. The issuance of these common shares was approved by the Company's shareholders on May 17, 2006. These common shares were fully vested upon issuance and were valued at $567,000. These common shares were recorded as a stock based compensation expense in general and administrative expense.

Warrants

As at December 31, 2007, the Company had a total of nil (December 31, 2006 – 162,876) common share warrants outstanding. The fair value of warrants issued was estimated using the Black-Scholes option pricing model and is presented

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

as a separate component of shareholders' equity. The assumptions used for the valuation of warrants are as follows: dividend yield of nil, expected volatility 100%, risk-free interest rate 4% and an expected life of the warrants of two years.

Compensation options and compensation option warrants

The Company has provided compensation options to agents who refer investors to the Company. Compensation options are exercisable into equity instruments having the same attributes as those purchased by the referred investor. As at December 31, 2007, the Company had a total of nil (December 31, 2006 – 110,346) compensation options outstanding.

The fair value of compensation options issued has been estimated using the Black-Scholes option pricing model and this value has been presented as contributed surplus within shareholders' equity and recorded as a share issue cost. The assumptions used for the valuation of compensation options are as follows: dividend yield of nil, expected volatility 100%, risk-free interest rate of 4% and an expected life of the options of one to two years.

Stock options

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Plan”). Eligible participants under the Plan include directors, officers and employees of the Company and consultants to the Company. Under the terms of the Plan, options generally vest with Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

On January 3, 2007, the Company granted 200,000 stock options to a new director of the Company, exercisable at $4.08 per share and expiring January 1, 2012. These stock options were determined to have a fair value at grant of $2.20 per option. On February 19, 2007, the Company granted 600,000 stock options to a new executive officer, exercisable at $5.03 per share and expiring February 15, 2012. These stock options were determined to have a fair value at grant of $2.71 per option. On May 23, 2007, the Company granted a total of 2,100,000 stock options to directors, officers, employees and contractors of the Company, exercisable at $4.75 per share and expiring May 15, 2012. These stock options were determined to have a fair value at grant of $2.45 per option. On July 25, 2007, the Company granted 200,000 stock options to a new director of the Company, exercisable at $3.67 per share and expiring July 15, 2012. These stock options were determined to have a fair value at grant of $1.91 per option. On August 8, 2007, the Company granted a total of 437,500 stock options to officers and employees of the Company, exercisable at $3.00 per share and expiring August 9, 2012. These stock options were determined to have a fair value at grant of $1.54 per option. On September 17, 2007, the Company granted a total of 50,000 stock options to a new employee of the Company, exercisable at $3.16 per share and expiring September 17, 2012. These stock options were determined to have a fair value at grant of $1.63 per option. On October 5, 2007, the Company granted a total of 50,000 stock options to a new employee of the Company, exercisable at $2.98 per share and expiring October 5, 2012. These stock options were determined to have a fair value at grant of $1.56 per option. On November 8, 2007, the Company granted a total of 30,000 stock options to a new employee of the Company, exercisable at $4.07 per share and expiring November 8, 2012. These stock options were determined to have a fair value at grant of $2.13 per option.

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

Activity with respect to stock options is summarized as follows:

		Weighted-average
		exercise price
	Number	$

Outstanding, December 31, 2005	4,375,000	1.25

Forfeit	(897,500)	1.25
Exercised	(106,500)	1.25
Granted	2,035,000	2.42

Outstanding, December 31, 2006	5,406,000	1.69

Forfeit	(288,800)	4.29
Exercised	(774,000)	1.31
Granted	3,667,500	4.44

Outstanding, December 31, 2007	8,010,700	2.89

As at December 31, 2007 outstanding stock options are as follows:

	Options outstanding		Options exercisable

		Weighted-		Weighted-
		average		average
Exercise		remaining		remaining
price	Number of	contractual	Number of	contractual
$	options	life (years)	options	life (years)	Expiry

1.25	2,632,800	2.9	2,632,800	2.9	November 17, 2010
2.01	75,000	3.3	75,000	3.3	March 25, 2011
2.35	1,500,000	3.3	1,500,000	3.3	April 21, 2011
2.75	424,200	3.8	319,800	3.8	September 26, 2011
2.98	50,000	4.8	5,000	4.8	October 5, 2012
3.00	437,500	4.7	140,000	4.7	August 9, 2012
3.16	50,000	4.8	50,000	4.8	September 17, 2012
3.67	200,000	4.6	64,000	4.6	July 15, 2012
4.07	30,000	4.9	3,000	4.9	November 8, 2012
4.75	2,011,200	4.4	651,200	4.4	May 15, 2012
5.03	600,000	4.2	–	4.2	February 15, 2012

	8,010,700	3.7	5,440,800	3.3

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

During the year ended December 31, 2007, the Company recorded a total of $6,138,922 (2006 - $2,348,163) related to stock option compensation. Of that total, $3,682,041 (2006 - $1,491,179) was charged to stock based compensation expense and $2,456,881 (2006 - $856,984) was capitalized as deferred exploration expenditures. This value was determined using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
	$	$

Expected volatility	63% – 67%	67%– 72%
Expected option life (in years)	4.0	3.5 – 4.0
Risk-free interest rate	3.92% – 4.56%	3.96% – 4.17%
Expected dividend yield	0%	0%

Contributed surplus

Amounts recorded as contributed surplus in shareholders' equity relate primarily to the fair value of compensation options and stock options. Activity with respect to contributed surplus is summarized as follows:

$

Balance, December 31, 2005	1,093,086

Exercise of compensation options	(694,436)
Stock option charges	2,348,163
Exercise of stock options	(72,822)
Expired warrants	4,350

Balance, December 31, 2006	2,678,341

Exercise of compensation options	(74,208)
Stock option charges	6,138,922
Exercise of stock options	(542,327)
Expired warrants	1,867

Balance, December 31, 2007	8,202,595

7	New Frontiers obligation / Acquisition of NFU Wyoming LLC

On June 30, 2005, under the terms of the New Frontiers Agreements, the Company acquired a 100% interest in NFU Wyoming, LLC, a newly formed Wyoming limited liability corporation, holding certain Wyoming properties for total consideration of US $20,000,000. The Company made an initial payment of US$5,000,000 and the balance of the purchase price of US$15,000,000 was payable by way of a promissory note. The Company had pledged its entire interest in NFU Wyoming, LLC as collateral for amounts due under the promissory note. The purchase price of $24,515,832 was allocated entirely to mineral exploration property assets in Wyoming. Interest on the New Frontiers obligation was recorded utilizing the effective rate method. Under the effective rate method, interest charges are recorded over the term of the obligation that are sufficient to accrete the face value of the original principal to the balance due, including interest, at maturity. The

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

effective interest rate was 12.04% . Interest accrued on the New Frontiers obligation was capitalized to Wyoming mineral property assets.

On June 28, 2006 the Company provided the first anniversary instalment of US $5,000,000 and then on June 6, 2007, the Company repaid the remaining outstanding balance of the New Frontiers obligation in full providing cash of $11,955,375 (US $11,250,000). The Company's election for early repayment of the balance due resulted in reduced interest charges such that previously accrued interest of $2,016,156 (US $1,744,229) was not payable. This amount was recorded as a reduction of the related Wyoming mineral property assets during 2007.

8	Asset retirement obligation

The Company has recorded $181,672 for asset retirement obligations which represents an estimate of costs that would be incurred to restore exploration and development properties to the condition that existed prior to the Company's exploration or development activities. The retirement obligations recorded relate entirely to exploration and development drill holes on the Company's Wyoming properties.

9	Income taxes

A reconciliation of the combined Canadian federal and provincial income tax rate with the Company's effective tax rate is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2007	2006
	$	$

Canadian loss	(6,061,486)	(2,992,025)
United States loss	(3,531,281)	(2,582,501)

Loss before income taxes	(9,592,767)	(5,574,526)

Statutory rate	36%	36%
Expected recovery of income tax	(3,453,000)	(2,007,000)
Effect of foreign tax rates differences	(86,000)	(67,000)
Non-deductible amounts	1,424,000	315,000
Unrealized foreign exchange gain	–	(45,000)
Effect of change in enacted future tax rates	(480,000)	–
Effect of change in foreign exchange rates	179,000	–
Change in valuation allowance	(115,000)	1,290,000

Recovery of future income taxes	(2,531,000)	(514,000)

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

Significant components of the Company's future income tax assets and liabilities are as follows:

	December 31,	December 31,
	2007	2006
	$	$

Future income tax assets
Net operation loss carry forwards	3,357,000	2,373,000
Less: valuation allowance	(1,390,000)	(1,505,000)

	1,967,000	868,000
Future income tax liabilities
Tax effect of flow-through shares	(1,147,000)	(2,148,500)
Asset basis differences	(1,987,000)	(907,500)

Net future income tax liability	(1,167,000)	(2,188,000)

As at December 31, 2007, the Company had income tax loss carry forwards as follows:

$

Income tax loss carry forwards
Federal (Canada) (expire 2014 – 2027)	3,188,000
Provincial (Ontario) (expire 2014 – 2027)	2,817,000
United States (expire 2025 – 2027)	6,296,000

During the year ended December 31, 2007, the Company renounced flow-through share tax benefits relating to a total of $nil (2006 – $3,461,750) raised through the issuance of flow-through common shares. The future tax liability of $nil (2006 – $1,246,500) arising as a result of this renouncement was partially offset by recognition of tax assets relating to accumulated operating losses.

10	Commitments

Under the terms of operating leases for office premises in Littleton, Colorado and in Casper, Wyoming the Company is committed to minimum annual lease payments as follows:

		$

Period ending December 31,	2008	212,500
	2009	99,900
	2010	89,600
	2011	89,600
	Thereafter	59,800

		551,400

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

The Company has established a corporate credit card facility with a US bank. This facility has an aggregate borrowing limit of US $250,000. The Company has provided a letter of credit and a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

11	Supplemental cash flow information

	Year ended	Year ended
	December 31,	December 31,
	2007	2006
	$	$

Cash paid for interest	–	–

Non-cash financing and investing activities:
Common shares issued for properties	712,500	990,000
Common shares and stock options provided for exploration services	2,456,881	1,003,645
Interest capitalization on New Frontiers obligation	–	1,933,645

12	Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, bonding and other deposits and accounts payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments except for US dollar foreign currency risk with respect to cash and cash equivalent and bonding deposits held in US dollars. As at December 31, 2007, the Company held approximately US $18.3 million in cash and cash equivalents and bonding deposits. The Company has not entered into any foreign exchange contracts or other strategies to mitigate this risk.

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

13	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties. The Company operates in Canada and the United States. Capital assets segmented by geographic area are as follows:

	December 31, 2007
	Canada	United States	Total
	$	$	$

Bonding and other deposits	–	1,508,576	1,508,576
Capital assets	10,288	893,446	903,734
Mineral exploration properties	535,570	30,696,802	31,232,372
Deferred exploration expenditures	5,021,819	21,397,634	26,419,453

	December 31, 2006
	Canada	United States	Total
	$	$	$

Bonding and other deposits	–	166,151	166,151
Capital assets	11,258	141,058	152,316
Mineral exploration properties	251,219	30,401,186	30,652,405
Deferred exploration expenditures	3,836,360	9,716,037	13,552,397

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

14	Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Had the Company followed US GAAP, certain items on the consolidated balance sheets, consolidated statements of operations and deficit, and consolidated statements of cash flow would have been reported as follows:

	December 31,	December 31,
	2007	2006
	$	$

Consolidated balance sheets

Total assets under Canadian GAAP	137,350,775	73,479,712
Adjustments under US GAAP:
Accumulated write-off of exploration expenditures (a)	(26,419,453)	(13,552,397)
Settlement of New Frontiers obligation (b)	2,016,156	–

Total assets under US GAAP	112,947,478	59,927,315

Total liabilities under Canadian GAAP	2,781,296	17,537,744
Adjustments under US GAAP:
Deferred tax adjustments (a) and (c)	(1,167,000)	(2,128,500)

Total liabilities under US GAAP	1,614,296	15,409,244

Total shareholders’ equity under Canadian GAAP	134,569,479	55,941,968
Adjustments under US GAAP:
Accumulated write–off of exploration expenditure (a)	(26,419,453)	(13,552,397)
Gain on settlement of New Frontiers obligation (b)	2,016,156	–
Deferred tax adjustments (a) and (c)	1,167,000	2,128,500

Total shareholders’ equity under US GAAP	111,333,182	44,518,071

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

	Year ended	Year ended
	December 31,	December 31,
	2007	2006
	$	$

Consolidated statements of operations and comprehensive loss

Net loss for the period under Canadian GAAP	(7,061,767)	(5,060,526)
Adjustments under US GAAP:
Deferred exploration expenditures written off (a)	2,015,286	19,380
Exploration costs deferred in the year (a)	(14,882,342)	(6,388,085)
Gain on settlement of New Frontiers obligation (b)	2,016,156	–
Deferred tax adjustment related to write-off of deferred exploration (a)	955,000	245,500
Deferred tax adjustment related to flow-through shares (c)	(1,916,500)	(240,000)

Net loss for the period under US GAAP, being comprehensive loss	(18,874,167)	(11,423,731)

Basis and diluted loss per share under US GAAP	(0.22)	(0.19)

Consolidated statements of cash flow

Cash flows used in operating activities reported under Canadian GAAP	(5,749,905)	(2,987,673)
Adjustments under US GAAP:
Exploration expenditures expensed (a)	(10,016,408)	(5,115,343)

Cash flows used in operating activities under US GAAP	(15,766,313)	(8,103,016)

Cash flows provided by (used in) investing activities reported under
Canadian GAAP	(63,542,951)	3,703,902
Adjustments under US GAAP:
Exploration expenditures expensed (a)	10,016,408	5,115,343
Flow-through cash categorized as restricted cash (b)	(2,653,315)	2,274,251

Cash flows provided by (used in) investing activities under US GAAP	(56,179,858)	11,093,496

(a) Exploration costs

US GAAP requires mineral property exploration costs to be expensed as incurred until commercially recoverable deposits are determined to exist within a particular property. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. For US GAAP purposes, exploration costs have been expensed as incurred for all periods presented. Adjustment to amounts recorded for deferred taxes arise as a result of expensing exploration costs for US GAAP purposes.

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

(b) Settlement of New Frontiers obligation

Under US GAAP, early extinguishment of the New Frontiers debt obligation would have resulted in a gain recorded in income related to the accrued interest not payable upon settlement.

(c) Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Company has recorded the full amount of the proceeds received on issuance as capital stock. Upon renouncing the income tax deductions, capital stock is reduced by the amount of the future income tax liability recognized.

For US GAAP, the proceeds on issuance of the flow-through shares are allocated between the offering of the shares and the sale of the tax benefit when the shares are issued. The premium paid by the investor in excess of the fair value of non flow-through shares is recognized as a liability at the time the shares are issued and the fair value of non flow-through shares is recorded as capital stock. Upon renouncing the income tax deductions, the premium liability is re-characterized as deferred income taxes and the difference between the full deferred income tax liability related to the renounced tax deductions and the premium previously recognized is recorded as an income tax expense.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which were unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash and cash equivalents under US GAAP. As at December 31, 2007 there was $nil (December 31, 2006 - $2,653,315) in unexpended flow-through funds.

(d) Impact of recent United States accounting pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Adoption of this statement did not have a material effect on the Company's reported financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” ("SFAS 159”), which became effective for fiscal years beginning after November 15, 2007. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value on a per instrument basis, with changes in fair value recognized in earnings each reporting period. This will enable some companies to reduce volatility in reported earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company is currently evaluating the impact, if any, that adopting SFAS 159 will have on its results of operations and its financial condition.

Ur-Energy Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within that fiscal year. On February 12, 2008, the FASB approved the Financial Staff Position (“FSP”) No. SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which delays the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact, if any, that adopting SFAS 157 will have on its results of operations and its financial condition.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. SFAS 141(R) establishes principles and requirements for how the acquirer: i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company does not expect the adoption of SFAS 141 (R) to have an effect on its results of operations and its financial condition unless it enters into a business combination after January 1, 2009.